[redacted]

PE 3/22/2013

13001164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 22 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

NO ACT

March 22, 2013

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-22-2013

Re: Wal-Mart Stores, Inc.

Dear Mr. Smith:

This is in response to your letter dated March 21, 2013 concerning the shareholder proposal submitted to Wal-Mart by As You Sow on behalf of Tom and Amy Valens and the Benedictine Sisters of Boerne, Texas for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Wal-Mart therefore withdraws its February 1, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: Conrad B. MacKerron
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Walmart

702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

March 21, 2013

VIA E-MAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.— Shareholder Proposal of As You Sow (on behalf of Tom and Amy Valens)

Ladies and Gentlemen:

In a letter dated February 1, 2013, we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that Wal-Mart Stores, Inc. (the "Company") could exclude from the proxy materials for the Company's 2013 Annual Shareholders' Meeting a shareholder proposal and supporting statement (the "Proposal") submitted by As You Sow (on behalf of Tom and Amy Valens) and co-filed by the Benedictine Sisters of Boerne, Texas.

Enclosed as Exhibit A is a letter from As You Sow, dated March 20, 2013, withdrawing the Proposal. In reliance on the letter from As You Sow, the Company hereby withdraws its February 1, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934.

Please do not hesitate to call me at (479) 277-0377 or Geoffrey W. Edwards, Senior Associate General Counsel, at (479) 204-6483, if you have any questions or require additional information. Thank you.

Sincerely,

Erron Smith

Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

Cc: Conrad B. MacKerron, As You Sow, via e-mail
Tom and Amy Valens, c/o As You Sow
Sr. Susan Mika, OSB, Benedictine Sisters of Boerne, Texas, via e-mail

Enclosure

Exhibit A

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

March 20, 2013

Erron Smith
Associate General Counsel
Walmart Stores Inc.

Dear Mr. Smith:

In recognition of Walmart's agreement to schedule two substantive meetings with As You Sow in 2013 for the purpose of discussing processes for electronic recycling take-back programs, As You Sow (on behalf of shareholders Tom and Amy Valens) and the Benedictine Sisters of Boerne, Texas are withdrawing our shareholder proposal in regard to e-waste recycling.

Sincerely,

Conrad MacKerron
Senior Program Director

cc:
Sr Susan Mika, Benedictine Sisters
Tom and Amy Valens

Walmart

702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

February 1, 2013

VIA E-MAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of As You Sow (on behalf of Tom and Amy Valens)

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "*Company*"), files this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for the Company's 2013 Annual Shareholders' Meeting (the "*2013 Proxy Materials*") to be held on June 7, 2013. The Proposal was submitted by As You Sow (on behalf of Tom and Amy Valens) and co-filed by the Benedictine Sisters of Boerne, Texas (the "*Proponents*"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons stated below. A copy of the Proposal, along with the related correspondence, is attached hereto as Exhibit A. By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

The Company intends to begin printing the 2013 Proxy Materials on or about April 17, 2013, so that it may begin mailing the 2013 Proxy Materials no later than April 22, 2013. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("*Staff Legal Bulletin 14D*") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. By means of the copy of this letter to the Proponents, we request that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company, to the attention of Mr. Gordon Y. Allison, Vice President and General Counsel - Corporate Division, 702 S.W. 8th Street - Mail Stop 215, Bentonville, Arkansas 72716-0215, pursuant to Rule 14a-8(k) and Staff Legal Bulletin 14D.

I. The Proposal.

The resolution included in the Proposal asks the Board of Directors of the Company (the "*Board*") to "prepare a report, at reasonable cost and excluding confidential information, on policy options to provide mechanisms for in-store or nearby take back of electronics, promote reuse of returned working equipment, and prevent improper export of hazardous e-waste and untested or non-working equipment" (the "*Requested Program*").

II. Grounds for Exclusion.

The Company believes that it may exclude the Proposal from the 2013 Proxy Materials under two bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal may be excluded because it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7); and

2. the Proposal may be excluded because the Company has already substantially implemented the Proposal as contemplated by Rule 14a-8(i)(10).

III. The Proposal Involves the Ordinary Business Operations of the Company.

(A) Background of the Basis for the Exclusion.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Commission noted that one of the central considerations underlying this policy, which relates to the subject matter of the Proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release.

With respect to the ordinary business operations basis for exclusion, the Commission has also stated: "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, and significantly with respect to the Proposal, in a 1983 release, the Commission stated that *merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. See* Exchange Act Release No. 34-20091 (August 16, 1983). Rather, when a shareholder proposal requests a special report, the proposal's excludability under the ordinary business operations basis depends on whether the subject matter of the special report involves a matter of ordinary business. The Company believes that it may exclude the Proposal because the subject matter of the report that the Proposal requests relates to the Company's ordinary business operations, specifically, the products and services that the Company offers, the policies regarding those products and services, and the Company's customer relations.

(B) The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to the Products and Services that the Company Offers and the Policies Regarding Those Products and Services.

Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals whose subject matter relates to the products and services offered for sale by a company. For example, in *Pepco Holdings, Inc.* (avail. Feb. 18, 2011), a shareholder proposal recommended that the registrant "study, implement and pursue the solar market as [a] means of increasing earnings and profits . . . including the following initiatives: marketing solar providers on their Pepco website, developing a finance plan to allow customers to install solar systems and make payments on their Pepco bills and buying [solar renewable energy credits] directly from customers." The proposal also requested that the board of directors issue a report describing how the registrant would implement "market opportunities for non-commercial renewable solar power." In its no-action request, the registrant argued that "[d]ecisions regarding the business activities in which a company chooses to engage are strategic decisions that are considered in the context of the company's long-term plans and objectives." The Staff concurred that the proposal could be excluded and, in doing so, noted that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)." *See also Dominion Resources, Inc.* (avail. Feb. 3, 2011);[1] *Wal-Mart Stores, Inc.* (avail. Mar. 26, 2010);[2] *Walgreen Co.* (avail. Oct. 13, 2006);[3] *Marriott International, Inc.* (avail. Feb. 13, 2004);[4] *Johnson & Johnson* (avail. Feb. 7, 2003);[5] *Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001);[6] and *Albertson's, Inc.* (avail. Mar. 18, 1999).[7] In effect, the Proposal and the proposals addressed in the foregoing no-action letters relate to the same ordinary business issue: whether a company will offer a particular product or service to its customers.

The Staff also has consistently concurred in the exclusion of shareholder proposals that relate not only to a company's products and services themselves, but also to company policies regarding those products and services. For example, in *Huntington Bancshares Inc.* (avail. Jan. 10, 2011), a shareholder proposal recommended that the registrant extend its records retention policy for loan files from two years to a minimum of seven years, and adopt policies to protect these files from "unauthorized access and accidental loss or deletion." In its no-action request, the registrant argued that "[e]stablishing and maintaining internal policies and procedures are fundamental matters that impact Huntington's day to day functions" and are inappropriate for shareholder oversight. The Staff concurred with the registrant, noting that the proposal related to "the policies and procedures for the retention of records regarding the products and services Huntington offers." *See also FMC Corp.* (avail. Feb. 25, 2011, *recon. denied* Mar. 16, 2011);[8] *The Walt Disney Co.* (avail. Dec. 22, 2010);[9] *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2006);[10] *BellSouth Corp.* (avail. Jan. 25, 1999);[11] and *General Electric Co. (Balch)* (avail. Jan. 28, 1997).[12]

The Proposal likewise involves both the Company's products and services and the Company's policies regarding those products and services, and may therefore be excluded pursuant to Rule 14a-8(i)(7). First, like the proposal in *Pepco Holdings*, the Proposal encourages the Company to offer, or continue offering, a specific service. The Proposal asks the Company's Board to consider "mechanisms for in-store or nearby take back of electronics." More specifically, the Proposal's supporting statement notes, "Proponents believe our company should develop an in-store take back program using stores or nearby locations convenient for customers." As the registrant argued in *Pepco Holdings*, "[d]ecisions

[1] Permitting exclusion of a proposal requesting that the registrant provide financing to residential and small business owners for the installation of renewable energy mechanisms on the basis that it related to the sale of products and services.

[2] Permitting exclusion of a proposal requesting that all products and services offered for sale in the registrant's stores be manufactured or produced in the United States on the basis that it related to the registrant's ordinary business operations.

[3] Permitting exclusion of a proposal requesting the registrant to issue a report on the chemicals contained in the products it sold on the basis that it related to the sale of particular products.

[4] Permitting exclusion of a proposal prohibiting the sale of sexually explicit material at properties owned and managed by the registrant on the basis that it related to the registrant's ordinary business operations.

[5] Permitting exclusion of a proposal regarding the sale and advertising of particular products on the basis that it related to the registrant's ordinary business operations.

[6] Permitting exclusion of a proposal prohibiting the sale of handguns and their accompanying ammunition on the basis that it related to the registrant's ordinary business operations.

[7] Permitting exclusion of a proposal prohibiting the sale and promotion of tobacco products on the basis that it related to the registrant's ordinary business operations.

[8] Permitting exclusion of a proposal recommending that the registrant establish a "product stewardship program" for certain pesticides it sold on the basis that it related to products offered for sale by the registrant.

[9] Permitting exclusion of a proposal requiring the registrant to implement a policy preventing children from entering designated smoking areas at the registrant's theme parks on the basis that it related to policies and procedures regarding products and services offered by the registrant.

[10] Permitting exclusion of a proposal requesting that the board of directors of the registrant issue a report evaluating policies and procedures for reducing customer exposure to toxins in products sold by the registrant on the basis that it related to the sale of particular products.

[11] Permitting exclusion of a proposal recommending terms for new cellular phone contracts that would be available to customers upon completion of their existing contract terms on the basis that it related to the terms and prices of products sold by the registrant.

[12] Permitting exclusion of a proposal recommending that the registrant adopt a policy of recalling and refunding defective products on the basis that it related to the registrant's recall and refund procedures.

regarding the business activities in which a company chooses to engage are strategic decisions that are considered in the context of the company's long-term plans and objectives."

The determination of whether to continue or expand any of the Company's recycling operations and services is clearly one of those issues that is impracticable for shareholders to decide how to address at an annual shareholders' meeting or through the review of a report. Shareholders are not well-equipped to make this determination for the following reasons:

- The Requested Program relates to, among other things, an "in-store or nearby take back of electronics" and places no limits on the geographic scope of the Requested Program or any limits on which of the Company's more than 10,000 locations worldwide would be involved in such an operation. As a result, in determining how to vote on the Proposal, the shareholders would, in effect, be considering the wisdom of instituting such business operations in all 50 states in the United States, Puerto Rico, and 26 other countries on four continents.

- Deciding whether to commence such a new operation or service requires the assessment of a complicated set of matters, including, among many other matters:

    - whether to commit the assets, employees and other resources of the Company to engage in a program similar to the Requested Program;

    - the type of products to be accepted in the program;

    - whether any of those products are hazardous waste and, if so, how to accept, store, transport and dispose of that hazardous waste and comply with all applicable environment laws and regulations;

    - whether to resell and export such products and the risks to the Company if those products were resold and exported;

    - whether to test the goods accepted and whether and how to provide them to third parties for reuse;

    - compliance with the various federal and state laws that could be involved in the acceptance, handling and reuse of those goods;

    - the physical facilities and employees within the Company's stores and clubs needed to operate such a program;

    - the disruption to the customer experience in the Company's stores and clubs that could result from the discarding of waste at the Company's stores and clubs;

    - the enterprise risk management issues raised by the operation of such a program; and

    - the effect on the Company's results of operations of the implementation and maintenance of such a program.

As is readily apparent, the determination of whether to continue or expand a line of operations, such as recycling operations, within the Company's stores across the 27 countries in which it operates is so fundamental to management's ability to run the Company on a day-to-day basis that this matter could not, as a practical matter, be subject to direct shareholder oversight through the consideration of a special report as requested by the Proposal, or otherwise.

Second, like the proposals in *Huntington Bancshares, Walt Disney* and *General Electric*, the Proposal directly addresses the policies regarding products the Company sells. The Proposal asks the Board to report on "policy options" relating to both the "take back of electronics" and the "promotion of reuse of working equipment," as well as policy options for preventing the "improper export" of various categories of products. These topics are analogous to those advocated in *General Electric*, where the proposal requested that the company recall and refund any of its products that were "defective and not repairable." Like the *General Electric* proposal, the Proposal would require the Company to provide policy options that would govern the products it sells, and services related to those products, after the point of sale. The Proposal also is akin to the *Walt Disney* proposal, which sought to prohibit children from entering designated smoking areas of the company's theme parks, thereby (as the company argued in its no-action request) "remov[ing] from management the flexibility needed to effectively manage the [c]ompany's products and services." If the Proposal were adopted, the result would be the same. By seeking to intervene in decisions regarding the policies the Company adopts to facilitate take-back of electronics, promote the reuse of working equipment and prevent the improper export of equipment, the Proposal would interfere with management's ability to manage the Company's products and services. Just as the registrant argued in *Huntington Bancshares*, "[e]stablishing and maintaining internal policies and procedures are fundamental matters that impact [the registrant's] day to day functions," involve many considerations of the type discussed above, and are inappropriate for shareholder oversight. Because the Proposal relates to the policies regarding the Company's products and services, it may be excluded under Rule 14a-8(i)(7), consistent with the precedents discussed above.

(C) The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to the Company's Customer Relations.

The Staff has recognized that proposals pertaining to a company's customer relations practices are excludable under Rule 14a-8(i)(7). For example, in *The Coca-Cola Co.* (avail. Feb. 17, 2010, *recon. denied* Mar. 3, 2010), a proposal recommended that the registrant issue a report "discussing policy options to respond to the public concerns . . . regarding bottled water, including . . . the options of providing additional information to consumers." In its no-action request, the registrant argued that the proposal "[sought] to regulate the scope and content of publicly available information concerning [its] products"—a task which was "outside the knowledge and expertise of shareholders." The Staff concurred, noting that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)." *See also McDonald's Corp.* (avail. Mar. 19, 1990).[13]

Here, the Proposal addresses both the content and the manner of the Company's interactions with its customers. Specifically, it encourages the Company to "promote [the] reuse of returned working equipment" that the Company's customers have purchased, and the Proposal's supporting statement recommends that the Company implement an "in-store take back program using stores or nearby locations convenient for customers." As discussed later herein, the Company's management has already considered and implemented certain mechanisms to serve customers who wish to trade in or recycle their used electronics products, and to encourage them to do so. Like decisions regarding the products and services offered by a company, decisions related to customer relations involve an analysis of many factors. In addition to the factors discussed above, a company must also consider such additional factors as the extent and nature of interaction with customers and whether it can provide an intended level of customer service in the context of such interactions. These decisions necessitate a reasoned analysis by the Company's management. Moreover, it is crucial that management maintain the flexibility to adjust the Company's customer relations policies in light of changes in customer needs and demands, and the exigencies of the business.

(D) The Proposal Does Not Involve A Significant Policy Issue.

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it

[13] Permitting exclusion of a proposal recommending that the registrant adopt policies governing, among other issues, interactions with its customers on the basis that the proposal concerned the registrant's "customer and business policies."

would be appropriate for a shareholder vote." Here, however, the Proposal does not focus on a significant policy issue. Despite its use of the word "recycling," the Proposal does not have an overall focus on the environment. Rather, it discusses certain substances in electronics equipment that may, under some circumstances, impact human health. In this regard, the Proposal is similar to the *Walgreen* and *Wal-Mart* precedent cited above. The proposals in *Walgreen* and *Wal-Mart* requested that the board of each registrant publish a report regarding potentially harmful substances in the products each company sold and the development of safer alternatives for consumers. The Staff did not find the proposals to focus on a significant policy issue. Rather, the Staff concurred in the proposals' exclusion.

Similarly, in *The Home Depot, Inc.* (avail. Mar. 4, 2009), a shareholder proposal recommended that the registrant issue a report "on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label . . . products." In its no-action request, the registrant argued that the proposal did not focus on a significant policy issue. As the "world's largest home improvement retailer," the registrant argued, "[d]ecisions concerning product selection and the packaging and marketing of products" were "ordinary business concerns." The Staff concurred with the exclusion of the proposal. Similarly, the Proposal's recommendations that the Company provide options for "take back" and "promotion of reuse" of electronics products shows that its primary focus is on the ordinary business operations of the Company. This conclusion is further supported by the Proposal's recitals, which recommend "in-store take back" programs and emphasize customer convenience. Furthermore, like The Home Depot, Inc., the Company is a retailer, not a manufacturer, of the products it sells, including its electronics products, so its decisions regarding recycling services for the electronics products it sells are not significant policy issues to the Company. Instead, these issues are inextricably tied to strategic business decisions such as which products and services to offer to customers and whether to expand the existing workforce, open additional facilities or purchase new equipment. Thus, despite the fact that the Proposal touches on an environmental issue, its focus is on ordinary business concerns.

The Proposal's recommendations focus on the Company's decisions regarding the products and services it offers, the policies regarding those products and services, and the Company's customer relations practices. Such decisions fall within the Company's ordinary business operations, are fundamental to management's ability to run the Company's operations, and are not an appropriate matter for shareholder oversight. In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(7), as the Proposal deals with the Company's ordinary business operations.

IV. The Company Has Already Substantially Implemented the Proposal.

(A) Background of the Basis for the Exclusion.

Rule 14a-8(i)(10) permits a company to exclude a shareholder's proposal from its proxy materials if the company "has already substantially implemented the proposal." The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (avail. July 7, 1976). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). *See FedEx Corp.* (avail. June 15, 2011);[14] and *The Kroger Co.* (avail. April 6, 2011).[15] In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means

[14] Permitting exclusion of a proposal requesting that the board amend the registrant's corporate governance guidelines because the registrant's "policies, practices and procedures compared favorably with the guidelines of the proposal."

[15] Permitting exclusion of a proposal urging the board to adopt a code of conduct based on an international organization's guidelines because the registrant's "policies, practices and procedures compared favorably with the guidelines of the proposal."

other than those suggested by the shareholder proponent. *See, e.g., The Procter & Gamble Co.* (avail. Aug. 4, 2010);[16] and *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010).[17]

The proposal need not have been implemented in full or precisely as presented to satisfy the requirements of Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and essential objective of the proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010);[18] *ConAgra Foods, Inc.* (avail. July 3, 2006);[19] *Johnson & Johnson* (avail. Feb. 17, 2006);[20] *Exxon Mobil Corp.* (avail. Mar. 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004);[21] and *Talbots, Inc.* (avail. Apr. 5, 2002).[22] Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 19, 2010).[23]

The Staff has concurred in the exclusion of proposals requesting that a company's board of directors prepare a report on a particular corporate initiative when the company has published information about that initiative on its website. *See Honeywell International, Inc.* (avail. Feb. 21, 2007);[24] *Raytheon Co.* (avail. Jan. 25, 2006);[25] and *Gap, Inc.* (avail. Mar. 16, 2001).[26]

(B) Objective of the Proposal.

The stated objective of the Proposal is to have the Board prepare a report (the *"Requested Report"*), at reasonable cost and excluding confidential information, on policy options to: (1) provide mechanisms for in-store or nearby take back of electronics; (2) promote reuse of returned working equipment; and (3) prevent improper export of hazardous e-waste and untested or non-working equipment. As discussed below, the Company's website already provides information on each of these three elements.

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[16] Permitting exclusion of a proposal requesting a water policy based on United Nations principles when the registrant had previously implemented a water policy.

[17] Permitting exclusion of a proposal requesting that the registrant provide a global warming report where the registrant provided substantially the same information in a public report.

[18] Permitting exclusion of a proposal requiring the registrant to provide a report on the registrant's procedures related to political contributions where the registrant had implemented a number of policies that fulfilled the essential objective of the proposal.

[19] Permitting exclusion of a proposal seeking a sustainability report where the registrant was already providing information generally of the type proposed to be included in the report.

[20] Permitting exclusion of a proposal recommending verification of the employment legitimacy of the registrant's employees where the registrant was already acting to address the concerns of the proposal.

[21] Each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the registrant's response to certain climate-related issues where the registrant was already generally addressing such issues through various policies and reports.

[22] Permitting exclusion of a proposal requesting that the registrant implement a code of conduct based on International Labor Organization human rights standards where the registrant had established and implemented its own business practice standards.

[23] Permitting exclusion of a proposal requesting that the board of directors of the registrant take the necessary steps to permit shareholders to act by written consent to the extent permitted by law.

[24] Permitting exclusion of a proposal requesting that the board of directors of the registrant prepare a sustainability report on the basis that the registrant had substantially implemented the proposal by disclosing its sustainability policies on its website.

[25] Permitting exclusion of a proposal requesting that the board of directors of the registrant prepare a sustainability report on the basis that the registrant had substantially implemented the proposal by publishing a stewardship report on its website.

[26] Permitting exclusion of a proposal requesting that the board of directors of the registrant prepare a report on the child labor practices of its suppliers on the basis that the registrant had substantially implemented the proposal by disclosing information about its vendor code and monitoring programs on its website.

(C) How the Company has Already Substantially Implemented the Proposal.

The Company has already substantially implemented the Proposal by describing on its website a variety of programs for the "take back" and "reuse" of electronics products. The Company's website states that "[p]art of [its] commitment to doing business responsibly includes considering the entire life cycle of the products [it] sell[s]."[27] In keeping with this commitment, the Company, through its Walmart U.S. operating segment and Sam's Club operating segment, sponsors on-line programs (the *"Third-Party Programs"*) operated by third-party vendors (the *"Third-Party Operators"*). Under the Third-Party Programs, the Third-Party Operators accept the return of a range of small electronics products, such as tablets, cellular telephones, and laptop computers, for recycling, disposal or reuse and provide customers returning such merchandise to one of the Third-Party Operators with Company-branded eGift cards that can be used to purchase merchandise on the Company's on-line retail websites, walmart.com and samsclub.com. As a responsible corporate citizen, the Company has chosen to sponsor the Third-Party Programs by donating the gift cards to the Third-Party Operators for use in the Third-Party Programs. The Company's website describes each of the Third-Party Programs, organizing them by the customer base to which they are available:[28]

- **Walmart.** Through the Samsung Recycling Direct program, Walmart customers may recycle Samsung, Durabrand and Ilo brand electronics products, free of charge, at drop-off locations throughout the country. For a nominal fee, Walmart customers may recycle other brands of electronics through this program.

- **Walmart.com.** Through a partnership between walmart.com and CExchange, LLC ("*CExchange*"), walmart.com customers have the opportunity to have certain used electronics appraised on-line by CExchange (http://walmart.cexchange.com), then return such products to CExchange free of charge, in exchange for a walmart.com eGift Card equal to the appraised value of the products.

- **Sam's Club.** The Company maintains an electronics trade-in and recycle program through a partnership between samsclub.com and ecoNEW®. Through a Sam's Club website (http://recycling.econewonline.com/samsclub/?q=main), maintained by N.E.W. Customer Service Companies, LLC (*"NEW"*), Sam's Club members in the United States are able to have certain used electronics appraised on-line by NEW, then return such products to NEW, free of charge, in exchange for a Sam's Club gift card equal to the appraised value of the products. In the event that there is no trade-in value for a product, customers are provided with the opportunity to recycle such products, free of charge.

The Company's website describes the Third-Party Programs and provides links that allow customers to easily navigate to the appropriate resource and obtain detailed instructions for trading in or recycling their used electronics products. While the Proposal envisions an "in-store take back program using stores or nearby locations convenient for customers," and the Company does not operate its own facilities for this purpose, the Third-Party Programs address the Proposal's objective of providing convenience to the consumer. First, the Samsung Recycling Direct program, available to Walmart customers, provides physical drop-off locations in all 50 states. Second, all Third-Party Programs allow customers to return their electronics products either free of charge or for a nominal fee. Thus, by publishing information on its website about the Third-Party Programs, the Company has addressed the Proposal's essential objective of promoting the "take back" and "reuse" of electronics products.

In addition to the "take back" and "reuse" of electronics products, the Proposal also states that the Requested Report is to address policy options to "prevent improper export of hazardous e-waste and

---

[27] *See* Electronics Recycling, http://corporate.walmart.com/global-responsibility/environment-sustainability/electronics-recycling (last visited Jan. 31, 2013).
[28] *See id.*

untested or non-working equipment."[29] The Company's disclosures on its website regarding the Third-Party Programs described above effectively implement this objective. For example, the Samsung Recycling Direct program states on its main webpage (which is linked directly from the Company's website) that the program has "partnered directly with respected take-back and recycling companies that do not incinerate, send to solid waste landfill, or export toxic waste (defined in a manner consistent with the commonly accepted definition of hazardous electronic waste) to developing countries."[30] Similarly, the Sam's Club electronics trade-in and recycle program states that it ships to "U.S. recyclers only," thereby "ensuring proper end of life product management."[31] Such commitments by the Third-Party Operators demonstrate the Company's favorable response to the Proposal's guidelines regarding "improper export."

The Company's on-line disclosures of the Third-Party Programs, which provide mechanisms for the take back and reuse of electronics products and policy options to "prevent improper export" of electronics equipment, address the essential guidelines of the Proposal and the Proposal's objective. Thus, the Company has substantially implemented the Proposal in accordance with the standard of Rule 14a-8(i)(10).

V. Conclusion.

The Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials. Should the Staff disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2013 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Senior Associate General Counsel, at (479) 204-6483, if you require additional information or wish to discuss this submission.

Thank you for your consideration.

Sincerely,

Erron Smith

Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

[29] Although, as discussed herein, the Company's website links to information about the responsible export of products, the Proposal does not request that the Requested Report address export methods directly. It requests only that the Requested Report address policy options that can help "prevent improper export" of specified items.
[30] Recycling Direct,
http://www.samsung.com/us/aboutsamsung/citizenship/usactivities_environment_samsungrecyclingdirect.html (last visited Jan. 31, 2013).
[31] Frequently Asked Questions, Sam's Club Trade-In and Recycle Program,
https://recycling.econewonline.com/samsclub/?q=faqs (last visited Jan. 31, 2013).

Cc: Conrad B. MacKerron
Senior Program Director
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Sr. Susan Mika, OSB
Corporate Responsibility Program
Benedictine Sisters of Boerne, Texas
285 Oblate Drive
San Antonio, TX 78216

Enclosures

Exhibit A

Proposal

[begins on following page]

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Dec. 14, 2012

Erron Smith
Associate General Counsel
Walmart
Bentonville AR

Dear Mr. Smith:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Tom and Amy Valens, shareholders of Walmart stock.

We are concerned that the company as a large retailer of electronics lacks a policy or program for the safe and responsible collection and recycling of end-of-life electronic equipment. We have been in dialogue with the company for more than four years and the company has not yet resolved the issue.

Therefore we are submitting the enclosed shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Proof of ownership and a letter from one or both of the Valens authorizing us to act on their behalf will follow under separate cover. A representative of the filer will attend the stockholders' meeting to move the resolution. As You Sow is the primary filer of the proposal. We have been informed other institutions may co-file this proposal.

We hope subsequent dialogue can resolve this issue and result in withdrawal of the proposal.

Sincerely,

Conrad B. MacKerron
Senior Program Director

ELECTRONICS RECYCLING

WHEREAS Walmart is the second largest U.S. retailer of consumer electronics, and such devices contain toxic materials such as lead, mercury, cadmium, brominated flame retardants, polyvinyl chloride, and are difficult to recycle.

Less than 20% of discarded electronics are collected for recycling, according to the U.S. Environmental Protection Agency. E-waste is the fastest growing and most hazardous component of the municipal waste stream, comprising more than 5%. The estimated collection rate for e-waste lags the U.S. recovery rate for all municipal waste of 34%.

Improper disposal of electronics can result in serious public health and environmental impacts. Analog TV sets and monitors with cathode ray tubes contain large amounts of lead, flat screen monitors contain mercury switches, and computer batteries contain cadmium, which can be harmful to human health if released to the environment.

The company has a zero waste to landfill commitment for operational waste. In Walmart's 2012 Global Responsibility Report, the top environmental accomplishment cited was keeping 80% of waste generated by U.S. operations out of landfills. However, there is no parallel commitment for keeping waste related to the company's substantial sales of electronics out of landfills. While it is important to recycle paper and plastic packaging materials from company operations, it is even more important to develop practices which assure that toxic materials in end-of-life electronics are diverted into responsible recycling streams. Electronics contain valuable metals such as gold, copper and silver that can be profitably reclaimed. Better recycling and reclamation of metals could take pressure off of conflict mineral zones where mining takes place under inhumane and forced labor conditions.

Our competitor Best Buy takes back a wide variety of electronics for free and Staples and Office Depot also offer take back. Best Buy's actions have kept 180 million pounds of electronics out of landfills in the last three years. After four years of dialogue with proponents, the company has not acknowledged even undertaking a substantive pilot program to test in-store take back of e-waste. Proponents believe our company should develop an in-store take back program using stores or nearby locations convenient for customers.

Electronic goods collected for recycling in the U.S. are often shipped by recyclers to developing countries where they endanger human health and the environment. Reports by Basel Action Network have revealed appalling conditions in China and parts of Africa where migrant workers break apart and process old electronic equipment under primitive conditions. Electronics collected by our company should be recycled or refurbished by responsible electronics recyclers who are independently verified to meet a leading certification standard such as the e-Stewards standard.

RESOLVED that Walmart's board of directors prepare a report, at reasonable cost and excluding confidential information, on policy options to provide mechanisms for in-store or nearby take back of electronics, promote reuse of returned working equipment, and prevent improper export of hazardous e-waste and untested or non-working equipment.

RBC Wealth Management

SRI Wealth Management Group
345 California Street | Floor 29
San Francisco, CA 94104

December 17, 2012

To Whom It May Concern:

We are writing to verify that Thomas C. Valens and Amy L. Valens currently own 50 shares of Wal-Mart Stores, Inc. We confirm that Thomas C. Valens and Amy L. Valens has beneficial ownership of at least $2,000 in market value of the voting securities of Wal-Mart Stores, Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Thomas Van Dyck, CIMA
Senior Vice President – Financial Advisor
SRI Wealth Management Group
RBC Wealth Management
A Division of RBC Capital Markets

To Whom It May Concern:

We hereby authorize As You Sow to file a shareholder resolution on our behalf at Wal-Mart Stores, Inc. and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We are the owners of more than $2,000 worth of stock that has been held continuously for over a year. We intend to hold the stock through the date of the company's annual meeting in 2013.

We give As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. We understand that our names may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Thomas C. Valens

Amy L. Valens

RBC WEALTH MANAGEMENT
PCG-SF
RECEIVED
DEC 17 2012

TRANSMITTAL

To: Erron Smith

Firm: Walmart

City: Bentonville

Fax: 479-277-5991

From: Sr. Susan

Date: 12/17/12

Total Pages: 3
(including cover)

Additional Comments:

Co-filing of resolution - Electronics Recycling

The proof of ownership letter will be sent today.

Benedictine Sisters
Corporate Responsibility
P.O. Box 200423
San Antonio, TX 78220

210-348-6704 phone
210-341-4519 fax

Physical Location:
285 Oblate Drive
San Antonio, TX 78216



Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone
210-341-4519 fax

December 17, 2012

Gordon Y. Allison
% Erron Smith
Associate General Counsel
Walmart - Corporate Division
702 SW 8th Street
Bentonville, Arkansas 72716

Sent by Fax: 479-277-5991
Email: erron.smith@walmartlegal.com

Dear Mr. Smith:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution on Electronics Recycling. In brief, the proposal states: RESOLVED that Walmart's board of directors prepare a report, at reasonable cost and excluding confidential information, on policy options to provide mechanisms for in-store or nearby take back of electronics, promote reuse of returned working equipment, and prevent improper export of hazardous e-waste and untested or non-working equipment.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of Walmart stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Conrad MacKerron of As You Sow who can be reached at 510.735.8140 or at mack@asyousow.org. Conrad MacKerron, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

ELECTRONICS RECYCLING

WHEREAS Walmart is the second largest U.S. retailer of consumer electronics, and such devices contain toxic materials such as lead, mercury, cadmium, brominated flame retardants, polyvinyl chloride, and are difficult to recycle.

Less than 20% of discarded electronics are collected for recycling, according to the U.S. Environmental Protection Agency. E-waste is the fastest growing and most hazardous component of the municipal waste stream, comprising more than 5%. The estimated collection rate for e-waste lags the U.S. recovery rate for all municipal waste of 34%.

Improper disposal of electronics can result in serious public health and environmental impacts. Analog TV sets and monitors with cathode ray tubes contain large amounts of lead, flat screen monitors contain mercury switches, and computer batteries contain cadmium, which can be harmful to human health if released to the environment.

The company has a zero waste to landfill commitment for operational waste. In Walmart's2012 Global Responsibility Report, the top environmental accomplishment cited was keeping 80% of waste generated by U.S. operations out of landfills. However, there is no parallel commitment for keeping waste related to the company's substantial sales of electronics out of landfills. While it is important to recycle paper and plastic packaging materials from company operations, it is even more important to develop practices which assure that toxic materials in end-of-life electronics are diverted into responsible recycling streams. Electronics contain valuable metals such as gold, copper and silver that can be profitably reclaimed. Better recycling and reclamation of metals could take pressure off of conflict mineral zones where mining takes place under inhumane and forced labor conditions.

Our competitor Best Buy takes back a wide variety of electronics for free and Staples and Office Depot also offer take back. Best Buy's actions have kept 180 million pounds of electronics out of landfills in the last three years. After four years of dialogue with proponents, the company has not acknowledged even undertaking a substantive pilot program to test in-store take back of e-waste. Proponents believe our company should develop an in-store take back program using stores or nearby locations convenient for customers.

Electronic goods collected for recycling in the U.S. are often shipped by recyclers to developing countries where they endanger human health and the environment. Reports by Basel Action Network have revealed appalling conditions in China and parts of Africa where migrant workers break apart and process old electronic equipment under primitive conditions. Electronics collected by our company should be recycled or refurbished by responsible electronics recyclers who are independently verified to meet a leading certification standard such as the e-Stewards standard.

RESOLVED that Walmart's board of directors prepare a report, at reasonable cost and excluding confidential information, on policy options to provide mechanisms for in-store or nearby take back of electronics, promote reuse of returned working equipment, and prevent improper export of hazardous e-waste and untested or non-working equipment.